Exhibit 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA AMEX: SA	For Immediate Release August 13, 2008

New Drill Results Confirm and Extend Seabridge Gold’s KSM Project

Toronto, Canada – Seabridge Gold announced today the results of the first nine drill holes from this summer’s  program at its 100% owned Kerr-Sulphurets-Mitchell (“KSM”) project, located near Stewart, British Columbia, Canada. These first holes were primarily drilled on the eastern side of the Mitchell zone to upgrade inferred resources and to explore for a possible down-dip extension to the northeast. The infill drilling encountered better grades and thicknesses than predicted by the resource model while the exploration drilling found that better grades on the down-dip extension plunge to the west.

Seabridge Gold President and CEO Rudi Fronk said that “our drill program is confirming the accuracy of the Mitchell zone resource model and we expect these results will enable us to upgrade inferred resources to the indicated category. We have also found the down-dip extension of the higher-grade core, which plunges to the northwest within the Mitchell zone. This discovery has important implications for the KSM project.”

To date, approximately 10,200 meters of drilling has been completed in 19 holes. Assays have been received for the first nine holes totaling 5,558 meters. Of the first nine, six were successful infill holes at Mitchell and three were exploration holes looking for a higher-grade down-dip extension of Mitchell. Assay results are as follows:

Drill Hole	Target	Depth (m)	From (m)	To (m)	Length (m)	Gold (gpt)	Copper (%)
M-08-61	Down-dip NE	748.0	3.4	748.0	744.6	0.52	0.10
M-08-62	Down-dip NE	945.0	11.0	120.0	109.0	0.64	0.13
			323.0	709.0	386.0	0.56	0.22
M-08-63	Infill	660.0	178.0	531.0	353.0	0.65	0.12
M-08-64	Infill	501.0	2.7	501.0	498.3	0.68	0.14
		Incl.	31.0	401.0	370.0	0.80	0.16
M-08-65	Infill	657.0	4.0	657.0	653.0	0.77	0.24
		Incl.	4.0	466.0	462.0	0.88	0.27
M-08-66	Infill	435.0	3.0	435.0	432.0	0.65	0.10
M-08-67	Down-dip North Central	938.4	101.0	921.0	820.0	0.57	0.28
		Incl.	101.0	683.0	582.0	0.63	0.33
			225.0	289.0	64.0	0.90	0.29
			400.0	621.0	221.0	0.69	0.41
			400.0	500.0	100.0	0.44	0.56
M-08-68	Infill	28.7	3.4	28.7	25.3	0.86	0.26
	Drill hole abandoned due to poor ground conditions at pad site
M-08-69	Infill	645.0	1.2	645.0	643.8	0.75	0.21
		Incl.	1.2	269.0	267.8	0.99	0.27
			385.0	532.0	147.0	0.79	0.21

________________________________________________________
106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

A discussion of these nine holes is as follows:

M-08-61: Drilled vertically on the northeast margin of the Mitchell deposit to evaluate the potential for a northeast plunge. Hole shows intermittent zones of Mitchell-style alteration. Entire length of hole found mineralization above cut-off grade.

M-08-62:  Collared at 010o with an inclination of -85o and about 300 meters west of M-08-61.  Mitchell-style alteration and grades encountered in upper part of hole.  M-08-61 and 62 confirm that Mitchell higher-grade deposit does not plunge to the northeast. Based on the results from M-08-67, we have concluded that the higher-grade plunge is to the west.

M-08-63:  Infill hole on eastern margin of deposit drilled at azimuth 190o and inclination of -65o encountered predicted grade in resource model. A successful upgrading of inferred resources to indicated is expected.

M-08-64:  Infill hole on eastern margin of deposit drilled at azimuth 190o and inclination of -60o confirmed better grades than those predicted in resource model. A successful upgrading of inferred resources to indicated is expected.

M-08-65:  Infill drill hole in central part of Mitchell drilled at azimuth 190o and inclination -65o encountered alteration predicted by model with higher copper grades and additional 100 meters of thickness in mineralized zone. Results expected to upgrade inferred resources to indicated and add additional tonnes.

M-08-66:  Infill drill hole on eastern margin of deposit drilled at azimuth 010o and inclination of -83o encountered grades as predicted in resource model. A successful upgrading of inferred resources to indicated is expected.

M-08-67:  Successful exploration test for down-dip, higher grade extension of Mitchell zone to the west of M-08-61 and M-08-62. Northwest plunging geometry of the Mitchell core confirmed. Plunging higher-grade core zone remains open to the northwest, opening new opportunities for extension of deposit. Results confirm gold and copper grades improving at depth over significant intervals.  Scenarios to exploit this higher grade core zone are being evaluated.

M-08-68:  Infill hole in central part of Mitchell drilled at azimuth 190o and inclination -65o was abandoned due to drill pad instability. An alternative site will be selected to complete this hole.  Short interval of abandoned hole encountered grades and alteration predicted by resource model.

M-08-69:  Infill hole in central part of Mitchell drilled at azimuth 005o and inclination -75o encountered better than expected grade in upper 269 meters. A successful upgrading of inferred resources to indicated is expected. Consistent gold and copper grades below 385 meters were unexpected indicating past drilling was terminated short of this zone.

The KSM project represents one of the world’s largest undeveloped gold/copper projects. The following table summarizes NI 43-101 compliant mineral resources for all three zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cutoff grade (see news releases dated January 10, 2008 and February 20, 2008 for details):

KSM Mineral Resource Estimates at 0.50 g/t Equivalent Gold Cut-off Grade

Zone	Indicated Mineral Resources					Inferred Mineral Resources
	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)
Mitchell	734,163	0.69	0.18	16,287	2,913	667,421	0.62	0.15	13,304	2,206
Kerr	206,272	0.25	0.45	1,651	2,037	51,387	0.21	0.45	352	506
Sulphurets	74,655	0.75	0.24	1,798	388	33,636	0.62	0.20	675	147
Total	1,015,090	0.61	0.24	19,736	5,338	752,444	0.59	0.18	14,331	2,859

Based on results of this year’s and previous drilling, Seabridge believes that the Mitchell zone is a continuously mineralized, moderately dipping, roughly tabular gold-copper deposit measuring approximately 1,600 meters along strike, 1,200  meters down dip, and up to 800 meters thick.

Exploration activities at Kerr-Sulphurets are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2008 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Corporation’s principal assets are the KSM property in British Columbia, one of the world’s largest undeveloped gold/copper projects, and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of the Corporation’s mineral resources by project and resource category please visit the Corporation’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2007 and in the Corporation’s Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net